February 28, 2019

Thomas L. Tran
Chief Financial Officer and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

       Re: Molina Healthcare, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-31719

Dear Mr. Tran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance